SCHEDULE A

INFORMATION CONCERNING THE EXECUTIVE OFFICERS

AND DIRECTORS OF SCOUT CAPITAL CORP.

	Name	Citizenship	Business Address	Present Principal Occupation
1.	Thomas H. Field Director of Scout Capital Corp.	Canadian	4028 Comanche Road N.W. Calgary, Alberta T2L 0N8	Self Employed Businessman
2.	Geoffrey P. Smith President and Director of Scout Capital Corp.	Canadian	400, 521 – 3rd Avenue S.W. Calgary, Alberta T2P 3T3	President, Chief Executive Officer, Scout Capital Corp., 400, 521 – 3rd Avenue S.W., Calgary, Alberta T2P 3T3
3.	John Tomanek Chief Financial Officer of Scout Capital Corp.	Canadian	400, 521 – 3rd Avenue S.W. Calgary, Alberta T2P 3T3	Chief Financial Officer, Scout Capital Corp., 400, 521 – 3rd Avenue S.W., Calgary, Alberta T2P 3T3
4.	Timothy Tycholis Director of Scout Capital Corp.	Canadian	29 MacKay Drive S.W. Calgary, Alberta T2V 2A4	Self Employed Businessman